	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
June 7, 2012
James H. Mayor 713.229.1749 FAX 713.229.7849 james.mayor@bakerbotts.com

Via Edgar

Mr. Kevin Stertzel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Westlake Chemical Corporation
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2012
File No. 1-32260

Dear Mr. Stertzel:

Our client Westlake Chemical Corporation (the “Company”) received the staff’s comment letter dated June 5, 2012 with respect to the Company’s Definitive Proxy Statement on Schedule 14A. Pursuant to my telephone call with you on June 6, 2012, the Company requires some additional time to fully respond to the staff’s comments due to schedule conflicts of members of the Company’s management. On behalf of the Company, I am confirming that, in accordance with my discussion with you, the Company will respond to the comments in your letter by July 3, 2012. If you have any questions, please call me at (713) 229-1749.

Sincerely yours,

/s/ James H. Mayor
James H. Mayor